SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Invacare Holdings Corporation
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

46124A101
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares (as defined in Item 4))*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 226,876 shares of Common Stock (including 206,464 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the shares of Series A Preferred Shares reported herein is subject to the Blocker (as defined in Item 4). The number of shares of Common Stock in rows (8), (10) and (11) and the percentage set forth in row (13) reflect the conversion in full of the Series A Preferred Shares reported on this cover page, however, the ability to convert such Series A Preferred Shares at any given time is subject to the Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Arbitrage, Equities and Relative Value LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,750,565 shares of Common Stock (including 7,053,327 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON PN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,977,441 shares of Common Stock (including 7,259,791 shares of Common Stock issuable upon conversion of Series A Preferred Shares)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN

*The conversion of the Series A Preferred Shares reported herein is subject to the Blocker and the percentage set forth in row (13) gives effect to the Blocker. However, rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon the conversion of the Series A Preferred Shares in full and does not give effect to the Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 6 of 7 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on February 2, 2024 (the “Original Schedule 13D” and the Original Schedule 13D as amended by this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented to include the following:

On February 13, 2024, the Reporting Persons, together with the Named Stockholders, representing more than a majority of the voting power of the Issuer’s issued and outstanding capital stock, acted by written consent in lieu of a special meeting to, among other things, appoint Jame Donath, J. Carney Hawks and Samuel Brill as directors of the Issuer and remove Steven Rosen, Randel Owen and Peter Kuipers as directors of the Issuer. In addition, certain provisions of the Issuer’s bylaws were amended to provide the Issuer with greater flexibility relating to the calling of special meetings of directors and the compensation of directors.

The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

CUSIP No. 46124A101	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 15, 2024	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP and (b) Davidson Kempner Liquid GP Topco LLC, as Managing Member of (1) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co. and (2) Davidson Kempner Multi-Strategy GP II LLC, as General Partner of Davidson Kempner Arbitrage, Equities and Relative Value LP.